VTTI Energy Partners LP

25-27 Buckingham Palace Road

London, SW1W 0PP

United Kingdom

July 3, 2014

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4628

Attn:	Anne Parker, Branch Chief
Division of Corporation Finance

Re:	VTTI Energy Partners LP
Registration Statement on Form F-1
Filed June 19, 2014
File No. 333-196907

Ladies and Gentlemen:

Set forth below are the responses of VTTI Energy Partners LP, a Marshall Islands limited partnership (hereafter “us,” “we”, the “Registrant” or the “Partnership”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated June 30, 2014 with respect to the Partnership’s Registration Statement on Form F-1 initially filed with the Commission on June 19, 2014, File No. 333-196907 (the “Registration Statement”).

Concurrently with the submission of this letter, we have filed through EDGAR Amendment No. 1 to the Registration Statement (the “Amendment No. 1”). For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to Amendment No. 1 unless otherwise indicated.

Registration Statement on Form F-1

Unaudited Pro Forma Combined Balance Sheet, page P-2

1.	Your response to comment 5 in our letter dated June 12, 2014 states that you have provided a financial forecast in lieu of a pro forma condensed statement of income. However, it does not appear that the financial forecast provided in your filing complies with Rule 11-03 of Regulation S-X. For example, disclosure in your filing states that this information was not prepared with a view toward complying with the guidelines established by the American Institute of Certified Public Accountants with respect to prospective financial information. Please revise your disclosure or tell us why a revision is not necessary.

Response: We acknowledge the Staff’s comment and advise the Staff that we have revised the disclosure accordingly. Please see the disclosure on page 59.

Securities and Exchange Commission

Please direct any questions or comments regarding the foregoing to the undersigned or to our counsel at Latham & Watkins LLP, Sean Wheeler at (713) 546-7418.

Very truly yours,

VTTI Energy Partners LP

By:	VTTI Energy Partners GP LLC, its General Partner

By:	/s/ Rubel Yilmaz
Rubel Yilmaz
Chief Financial Officer

cc:	Sean Wheeler (Issuer’s counsel)
Douglass M. Rayburn (Underwriter’s counsel)